Robert A. Schwartz 732.448.2548 rschwartz@windelsmarx.com	120 Albany Street Plaza | New Brunswick, NJ 08901 T. 732.846.7600 | F. 732.846.8877

May 3, 2016

VIA EDGAR

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Asta Funding, Inc.

Schedule 14D-9/A filed April 21, 2016

Schedule TO-I filed April 11, 2016

SEC File No. 5-55087

Dear Sir or Madam:

Transmitted along with this cover letter is Asta Funding, Inc.’s (the “Company”) Amendment No. 1 to the Schedule TO-I (Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934).

We have filed Amendment No. 1 to, among other things, address the comments contained in the April 25, 2016 letter from Christina Chalk, Senior Special Counsel. Set forth below is our response to each of the comments contained in Ms. Chalk’s letter.

Schedule TO-I—General

1.	Generally update the disclosure throughout the Offer to Purchase to reflect the revised and increased Mangrove Offer price of $9.50 per share, which is equal to the bottom of the range in your modified Dutch auction tender offer. See Rule 13e-4(c)(3).

On April 26, 2016 the Mangrove Offer was terminated. In light of these events, and in lieu of responding to the Comment No. 1, we have amended the Offer to Purchase to reflect this termination.

Offer to Purchase – Certain Effects of the Offer, page 13

2.	You provide the pro forma effects of the Offer on book value per share and earnings per share assuming a final offer price at the mid-point of the range in the modified Dutch auction tender offer. Expand to present the effects at the low and high ends of the range.

We have updated the disclosure appearing on page 13 to provide the effects of the modified Dutch auction tender offer at the low end, approximate mid-point, and high end of the price range.

Conditions of the Offer, page 22

3.	Refer to the second bullet point on page 23. All Offer conditions must be described with reasonable specificity, such that a shareholder can understand the parameters of your Offer, and must be objective and outside the control of the issuer. This condition is extremely broad and amorphous in that it covers “any change in general political, market, economic, financial or industry conditions in the United States or internationally…” that “has or could reasonably be expected to have, a material adverse effect.” In the same condition, the reference to “the benefits of the Offer to us” would be difficult for shareholders to assess without further explanation. Where an Offer is competed, as in this case, it is particularly important for shareholders to understand the Offer conditions. Please revise to clarify this condition appropriately.

We have amended and restated the foregoing condition in its entirety to provide that the condition will only be triggered in the event of a decrease of more than 10% in the market price of the shares or in the general level of market prices for equity securities in the New York Stock Exchange Composite Index, the Dow Jones Industrial Average, the NASDAQ Composite Index or Standard & Poor’s Composite Index of 500 Industrial Companies, measured from the close of trading on April 8, 2016, the last trading day prior to commencement of the Offer. We believe that this condition is both narrower and objective as outside the control of the Company.

4.	Refer to the last sentence beginning in page 23 and carrying over onto the following page: “Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, and each such right will be deemed to be an ongoing right that may be asserted at any time and from time to time prior to the Expiration Date.” If an Offer condition is “triggered” while your Offer is pending, you may not wait until the end of the Offer to inform shareholders that you will terminate; in that circumstance, you must inform shareholders promptly whether you will waive the condition and proceed with the Offer, or assert the condition and terminate it. Please revise this sentence accordingly.

We have added disclosure to provide that in the event that one or more of the conditions described occurs and triggers a right of the Company to terminate the Offer, the Company will, as promptly as practical, notify shareholders of the Company’s determination as to whether to: (i) waive the condition and continue the Offer; or (ii) terminate the Offer.

Source and Amount of Funds, page 24

5.	We note the disclosure here that you will pay for the purchase of tendered shares in part through “the sale of available for sale securities.” Clarify what is meant by the term “available for sale securities.” In addition, disclose what class of securities you will sell, how many securities you will sell, and when the sales will occur.

We have added disclosure to clarify that the “sale of available for sale securities” means those current assets of the Company set forth on the Company’s Quarterly Report on Form 10-Q for the quarter ending December 31, 2015 as “available for sale investments”. This category of assets includes securities of third parties which the company holds as part of its investment portfolio. The Company will not issue any of its authorized and unissued shares to fund the Offer.

6.	See our last comment above. To the extent that you are selling common shares that are simultaneously being repurchased in the Offer, please provide your analysis as to compliance with Regulation M, to the extent applicable.

See our response to Item 5 above. The Company will not issue any of its authorized but unissued shares to fund the Offer, and so Regulation M is not implicated.

7.	See comment 5 above. If you are issuing and selling new common shares, disclose how this will impact the pro forma effects of the Offer, including the earnings per share and book value per share pro forma figures you disclose in the Effects of the Offer section on page 13. If these share sales are already factored into the figures disclosed, this should be clarified.

See our response to Item 5 above. The Company is not issuing and selling new common shares to fund its repurchase of shares.

Schedule 14D-9/A field April 21, 2016

8.	In Item 4 of Amendment 2 to the Schedule 14D-9, you reaffirm the Board’s prior recommendation that shareholders reject the revised Mangrove Offer. In support of your continued rejection , you state: “The board of directors of the Company… encourages stockholders to review the reasons for the Board’s recommendation set forth in the Schedule 14D-9 filed April 1, 2016.” The initial Schedule 14D-9 expresses the Board’s view that the (original) Mangrove Offer “substantially undervalues the Company’s business and does not reflect the inherent value of the Company in light of its prospects…” Please reconcile these statements with the fact that the bottom end of the range in the Company’s Dutch auction tender offer is the same price as the Mangrove Offer. Therefore, the offer price in your own tender offer may be the same price as in the revised Mangrove Offer. Why therefore, is that price appropriate give your rejection of the Mangrove Offer as inadequate? Please revise to clarify.

Please see our response to Comment No. 1. In light of termination of the Mangrove Offer, the Company believes that Comment No. 8 has been rendered moot. Accordingly, the Company does not intend to file an amendment to its amended Schedule 14D-9 Solicitation/Recommendation Statement filed on April 11, 2016.

In connection with responding to the Commission’s comment, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any additional information, please feel free to contract me at (732) 448-2548.

Very truly yours,

/s/ Robert A. Schwartz

Robert A. Schwartz

cc:	Asta Funding, Inc.